EXHIBIT 12.01

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Three Months Ended March 31, 2004 and 2003

(In millions, except ratios)	2004	1993

Income before federal income taxes and minority interest	$817.4	$407.3
Interest	36.3	51.7
Portion of rentals deemed to be interest	8.7	9.8
Income available for fixed charges	$862.4	$468.8

Fixed charges:
Interest	$36.3	$51.7
Portion of rentals deemed to be interest	8.7	9.8
Total fixed charges	$45.0	$61.5

Ratio of earnings to fixed charges	19.16	7.62

The ratio of earnings to fixed charges is computed by dividing income before federal income taxes and minority interest and fixed charges by the fixed charges.  For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

The data included in this exhibit represents information for Travelers Property Casualty Corp. prior to its merger with a subsidiary of The St. Paul Companies, Inc.  Beginning with the period ending June 30, 2004, this exhibit will reflect data for The St. Paul Travelers Companies, Inc.